Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122122
Prospectus
10,000,000 shares
BLACKBAUD, INC.
Common stock
This prospectus relates to the offer and sale from time to time of up to an aggregate of 10,000,000 shares of our common stock for the account of the selling stockholders named in this prospectus. The selling stockholders may sell the common stock from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled “Plan of Distribution”, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders.
Our common stock is listed on the Nasdaq National Market under the symbol “BLKB”. On August 19, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $13.17 per share.
You should read this prospectus and any prospectus supplement carefully before you invest. See “Where You Can Find More Information” for more information.
See “Risk factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
August 22, 2005

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About this prospectus
This prospectus is part of a Registration Statement (the “Registration Statement”) utilizing the “shelf” registration process that we filed with the Securities and Exchange Commission (the “SEC”), which registers the distribution of the securities offered under this prospectus. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about our company and the securities. The Registration Statement can be read at the SEC’s web site (www.sec.gov) or at the offices mentioned under the heading “Where you can find more information.”
Under this Registration Statement, the selling stockholders may, from time to time, sell up to 10,000,000 shares of Common Stock, including shares obtained through the exercise of warrants.
This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described in this prospectus under the heading “Where you can find more information.”
You should rely only on the information provided in this prospectus, including the documents incorporated by reference, and in any prospectus supplement. We have not authorized anyone to provide you with different information. We are only offering the securities in states where offers are permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate at any date other than the date indicated on the cover page of these documents.
Unless the context otherwise requires, “we”, “us”, “our”, and similar terms refer to Blackbaud, Inc. and its subsidiaries.

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Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. This summary does not contain all the information you should consider before investing in shares of our common stock. You should read this entire prospectus and the documents incorporated by reference carefully, including “Risk factors” beginning on page 5 and our consolidated financial statements and the related notes thereto, before making an investment decision.
Blackbaud, Inc.
We are the leading global provider of software and related services designed specifically for nonprofit organizations. Our products and services enable nonprofit organizations to increase donations, reduce fundraising costs, improve communications with constituents, manage their finances and optimize internal operations. We have focused solely on the nonprofit market since our incorporation in 1982 and have developed our suite of products and services based upon our extensive knowledge of the operating challenges facing nonprofit organizations. In 2004, we had over 12,700 customers, over 12,300 of which pay us annual maintenance and support fees. Our customers operate in multiple verticals within the nonprofit market including religion, education, foundations, health and human services, arts and cultural, public and societal benefits, environment and animal welfare, and international and foreign affairs.
Industry
Nonprofit organizations are a large part of the U.S. economy, employing one out of every ten Americans. There were greater than 1.5 million registered U.S. nonprofit organizations in 2003 according to data from the Internal Revenue Service. In addition, there are greater than 1.5 million nonprofit organizations outside the United States. Donations to nonprofit organizations in the United States were $241 billion in 2003, having increased almost every year since 1962, with a compound annual growth rate over that period of 7.8%, according to Giving USA. In addition, these organizations received fees of approximately $600 billion in the twelve months prior to December 2003 for services they provided.
Nonprofit organizations often utilize methods of fundraising that are costly and inefficient, largely because of the difficulties in effectively collecting, sharing and using information. Fundraising and administration costs are significant, with the fundraising component alone amounting to more than $0.24 for each dollar donated based on our market research. Furthermore, nonprofit organizations face distinct operational challenges, such as soliciting contributions from numerous contributors and complying with unique accounting, tax and reporting issues. Because of these fundraising costs and operational challenges, we believe nonprofit organizations can benefit from software applications and services specifically designed to serve their particular needs.
Our products and services
Our suite of products and services includes:

•	The Raiser’s Edge®, a complete fundraising software solution that helps nonprofit organizations improve relationships with their donors and constituents to more effectively raise money;

•	The Financial Edge™, a complete financial management solution that addresses the specific fund accounting needs of nonprofit organizations;

•	The Education Edge™, a student information management software suite designed primarily for K-12 independent schools;

•	The Patron Edge™, a comprehensive ticketing management solution that streamlines ticketing, marketing, staffing and other administrative tasks;

•	The Information Edge™, a comprehensive business intelligence application that extracts, aggregates and analyzes data to improve strategic decision making;

•	ProspectPoint™ and WealthPoint™, services that use custom statistical models developed by us to more effectively analyze customer databases to better target and build more productive relationships with their key constituents; and

•	NetCommunity™ and NetSolutions™, internet applications that enable our customers to establish online communities and conduct online fundraising.
We have web-enabled most of our applications to allow our customers to access them over the Internet. We also offer a variety of Internet applications and consulting services that allow nonprofit organizations to leverage the Internet for online fundraising and other important operations. In addition, we provide a broad range of services, including implementation, business process improvement, training and education services, and maintenance and technical support to enable our customers to more effectively run their organizations.
Our strategy
Our objective is to maintain and leverage our position as the leading provider of software and related services designed specifically for nonprofit organizations. Key elements of our strategy to achieve this objective are to:

•	grow our customer base;
•	maintain and expand existing customer relationships;
•	introduce additional products and services;
•	leverage the Internet as a means of additional growth;
•	expand international presence; and
•	pursue strategic acquisitions and alliances.
Sales and marketing
We primarily sell our products and services to nonprofit organizations through our direct sales force. Our customers enter into license agreements and pay us an upfront license fee and annual maintenance and support fees for our software. We also receive fees, on a subscription and fixed price basis, for our hosted services and access to our data enrichment and analytical services. We sell the majority of our consulting and technical services on a time and materials basis.
Over the past three years we have added an average of 1,400 new customers per year. Our customers are located in 47 countries, primarily the United States, the United Kingdom and

Canada. Ongoing customer relationships that illustrate our broad customer base include the American Red Cross, the Chesapeake Bay Foundation, the Crohn’s & Colitis Foundation of America, the Detroit Zoological Society, the Mayo Foundation, the New York Philharmonic, Seton Hall University and the United Way of America.
Recent developments
Dividend policy
On February 1, 2005, we announced that our board of directors has adopted a dividend policy that reflects an intention to distribute to our stockholders a portion of the cash generated by our business that exceeds our operating needs and capital expenditures as regular quarterly dividends. In accordance with this dividend policy, we paid dividends of $0.05 per share in February and May 2005, and currently intend to continue to pay quarterly dividends at an annual rate of $0.20 per share for the fiscal year ending December 31, 2005. Dividends will be paid only if and to the extent they are declared by our board of directors and are permitted by applicable law and by the terms of our credit facility. Based on current outstanding share numbers, dividends at this rate would total approximately $2.1 million in cash per quarter and $8.6 million in the aggregate for the year ending December 31, 2005. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to declare or pay further dividends. Dividends on our common stock are not cumulative. See “Dividend policy and restrictions”.
Stock repurchase programs
On February 1, 2005, we also announced that our board of directors has approved a stock repurchase program to purchase of up to $35.0 million of our outstanding shares of common stock in open market or privately negotiated transactions from time to time. Through May 2005, when we discontinued this program in order to conduct the self tender offer described below, we repurchased 861,076 shares under this program at an average price per share of $12.34. On July 27, 2005, we announced a new stock repurchase program of up to $35.0 million. Any open market purchases under these repurchase programs have been and will be made in compliance with Rule 10b-18 of the Securities Exchange Act of 1934 and all other applicable securities regulations. We may choose to not purchase any more shares of our common stock and our board of directors may decide, in its absolute discretion, at any time and for any reason, to terminate the stock repurchase program.
As a part of our capital management strategy on June 3, 2005, we commenced a self tender offer to purchase shares of our common stock for $14.50 per share. The offer expired on July 1, 2005. On July 13, 2005 we purchased 2,965,517 shares of our common stock for a total of $43.0 million.
The stock repurchase program, self tender and divided policy are intended to achieve multiple objectives, including providing value to continuing stockholders, providing an opportunity for our stockholders who wish to receive cash for their shares, establishing a capital structure that we believe is appropriate for our current business and maintaining financial flexibility and a strong balance sheet. We intend to fund future dividends and stock purchases, if any, from a combination of our existing cash balances and anticipated future earnings.

Company information
We originally incorporated in New York in 1982 and moved our operations to Charleston, South Carolina in 1989. We reincorporated in South Carolina in December 1991, engaged in a recapitalization in October 1999 and reincorporated under the laws of the State of Delaware on July 16, 2004. Our principal executive offices are located at 2000 Daniel Island Drive, Charleston, South Carolina 29492, and our telephone number at that location is (843) 216-6200. Our web site address is www.blackbaud.com. The information contained on our web site is not a part of, and should not be construed as being incorporated by reference into, this prospectus.

Risk factors
An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus and the documents incorporated by reference, including our consolidated financial statements and the related notes thereto, before investing in our common stock. Our business, operating results and financial condition could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment.
Risks related to our business
The market for software and services for nonprofit organizations might not grow, and nonprofit organizations might not continue to adopt our products and services.
Many nonprofit organizations have not traditionally used integrated and comprehensive software and services for their nonprofit-specific needs. We cannot be certain that the market for such products and services will continue to develop and grow or that nonprofit organizations will elect to adopt our products and services rather than continue to use traditional, less automated methods, attempt to develop software internally, rely upon legacy software systems, or use generalized software solutions not specifically designed for the nonprofit market. Nonprofit organizations that have already invested substantial resources in other fundraising methods or other non-integrated software solutions might be reluctant to adopt our products and services to supplement or replace their existing systems or methods. In addition, the implementation of one or more of our core software products can involve significant time and capital commitments by our customers, which they may be unwilling or unable to make. If demand for and market acceptance of our products and services does not increase, we might not grow our business as we expect.
We might not generate increased business from our current customers, which could limit our revenue in the future.
Our business model is highly dependent on the success of our efforts to increase sales to our existing customers. Many of our customers initially make a purchase of only one or a limited number of our products or only for a single department within their organization. These customers might choose not to expand their use of or make additional purchases of our products and services. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or even decrease. In addition, as we deploy new applications and features for our existing products or introduce new products and services, our current customers could choose not to purchase these new offerings.
If our customers do not renew their annual maintenance and support agreements for our products or if they do not renew them on terms that are favorable to us, our business might suffer.
Most of our maintenance agreements are for a term of one year. As the end of the annual period approaches, we pursue the renewal of the agreement with the customer. Historically, maintenance renewals have represented a significant portion of our total revenue, including approximately 48% of our total revenue in 2004 and 45% of our total revenue for the three months ended June 30, 2005. Because of this characteristic of our business, if our customers choose not to renew their maintenance and support agreements with us on beneficial terms, our business, operating results and financial condition could be harmed.

A substantial majority of our revenue is derived from The Raiser’s Edge and a decline in sales or renewals of this product and related services could harm our business.
We derive a substantial majority of our revenue from the sale of The Raiser’s Edge and related services, and revenue from this product and related services is expected to continue to account for a substantial majority of our total revenue for the foreseeable future. For example, revenue from the sale of The Raiser’s Edge and related services represented approximately 70% of our total revenue in 2004 and 66.3% of our total revenue for the three months ended June 30, 2005. Because we generally sell licenses to our products on a perpetual basis and deliver new versions and enhancements to customers who purchase annual maintenance and support, our future license, services and maintenance revenue are substantially dependent on sales to new customers. In addition, we frequently sell The Raiser’s Edge to new customers and then attempt to generate incremental revenue from the sale of additional products and services. If demand for The Raiser’s Edge declines significantly, our business would suffer.
Our quarterly financial results fluctuate and might be difficult to forecast and, if our future results are below either any guidance we might issue or the expectations of public market analysts and investors, the price of our common stock might decline.
Our quarterly revenue and results of operations are difficult to forecast. We have experienced, and expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter. As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful and that such comparisons might not be accurate indicators of future performance. The reasons for these fluctuations include but are not limited to:

•	the size and timing of sales of our software, including the relatively long sales cycles associated with many of our large software sales;

•	budget and spending decisions by our customers;

•	market acceptance of new products we release, such as our recently-introduced business intelligence tools;

•	the amount and timing of operating costs related to the expansion of our business, operations and infrastructure;

•	changes in our pricing policies or our competitors’ pricing policies;

•	seasonality in our revenue;

•	general economic conditions; and

•	costs related to acquisitions of technologies or businesses.
Our operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on our expectations of future revenue and are, to a large extent, fixed in the short term. If revenue falls below our expectations in a quarter and we are not able to quickly reduce our operating expenses in response, our operating results for that quarter could be adversely affected. It is possible that in some future quarter our operating results may be below either any guidance we might issue or the expectations of public market analysts and investors and, as a result, the price of our common stock might fall.

We encounter long sales and implementation cycles, particularly for our largest customers, which could have an adverse effect on the size, timing and predictability of our revenue and sales.
Potential customers, particularly our larger enterprise-wide clients, generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software and services. Sales of our core software products to these larger customers often require an extensive education and marketing effort.
We could expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our core software product sales cycle averages approximately two months for sales to existing customers and from six to nine months for sales to new customers and large enterprise-wide sales. Our implementation cycle for large enterprise-wide sales can extend for a year or more, which can negatively impact the timing and predictability of our revenue. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

•	our customers’ budgetary constraints;

•	the timing of our clients’ budget cycles and approval processes;

•	our clients’ willingness to replace their current methods or software solutions;

•	our need to educate potential customers about the uses and benefits of our products and services; and

•	the timing and expiration of our clients’ current license agreements or outsourcing agreements for similar services.
If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays as discussed above, it could have a material adverse effect on the size, timing and predictability of our revenue.
We have recorded a significant deferred tax asset, and we might never realize the full value of our deferred tax asset, which would result in a charge against our earnings.
In connection with the initial acquisition of our common stock by our current stockholders in 1999, we recorded approximately $107 million as a deferred tax asset. Our deferred tax asset was approximately $82.1 million as of June 30, 2005, or approximately 47.2% of our total assets as of that date. Realization of our deferred tax asset is dependent upon our generating sufficient taxable income in future years to realize the tax benefit from that asset. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, deferred tax assets are reviewed at least annually for impairment. Impairment would result if, based on the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. This impairment could be caused by, among other things, deterioration in performance, loss of key contracts, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business and a variety of other factors. If an impairment were to occur in a future period, it would be recognized as an expense in our results of operations during the period of impairment. Depending on future circumstances, it is possible that we might never realize the full value of our deferred tax asset. Any future determination of impairment of a significant portion of our deferred tax asset would have an adverse effect on our financial condition and results of operations.

Nonprofit organizations might not use the Internet to facilitate their fundraising and organizational efforts in a manner sufficient to allow us to make a profit or even recapture our investment in this area. In addition, even if they increasingly use the Internet for these purposes, if we fail to capitalize on this opportunity, we could lose market share.
The market for online fundraising solutions for nonprofit organizations is new and emerging. Nonprofit organizations have not traditionally used the Internet or web-enabled software solutions for fundraising. We cannot be certain that the market will continue to develop and grow or that nonprofit organizations will elect to use any of our web-enabled products rather than continue to use traditional offline methods, attempt to develop software solutions internally or use standardized software solutions not designed for the specific needs of nonprofits. Nonprofit organizations that have already invested substantial resources in other fundraising methods may be reluctant to use the Internet to supplement their existing systems or methods. In addition, increasing concerns about fraud, privacy, reliability and other problems might cause nonprofit organizations not to adopt the Internet as a method for fundraising. If demand for and market acceptance of Internet-based products for nonprofits does not occur, we might not recapture our investment in this area or grow our business as we expect. On the other hand, even if nonprofits increasingly use the Internet for their fundraising and organizational efforts, if we fail to develop and offer products that meet customer needs in this area, we could lose market share.
Our failure to compete successfully could cause our revenue or market share to decline.
Our market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry for some aspects of this market. We mainly face competition from four sources:

•	software developers offering integrated specialized products designed to address specific needs of nonprofit organizations;

•	providers of traditional, less automated fundraising services, such as services that support traditional direct mail campaigns, special events fundraising, telemarketing and personal solicitations;

•	custom-developed products created either internally or outsourced to custom service providers; and

•	software developers offering general products not designed to address specific needs of nonprofit organizations.
The companies we compete with, and other potential competitors, may have greater financial, technical and marketing resources and generate greater revenue and better name recognition than we do. If one or more of our competitors or potential competitors were to merge or partner with one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, a large diversified software enterprise, such as Microsoft, Oracle or PeopleSoft, could decide to enter the market directly, including through acquisitions.
Additionally, Sage and Intuit have recently made acquisitions and product development efforts in the nonprofit market. Our competitors might also establish or strengthen cooperative relationships with our current or future resellers and third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of channel partners available to help market our products. These competitive pressures could cause our revenue and market share to decline.

We might not be able to manage our future growth efficiently or profitably.
We have experienced significant growth since our inception, and we anticipate that continued expansion will be required to address potential market opportunities. For example, we will need to expand the size of our sales and marketing, product development and general and administrative staff and operations, as well as our financial and accounting controls. There can be no assurance that our infrastructure will be sufficiently scalable to manage our projected growth. For example, our anticipated growth will result in a significant increase in demands on our maintenance and support services professionals to continue to provide the high level of quality service that our customers have come to expect. If we are unable to sufficiently address these additional demands on our resources, our profitability and growth might suffer. Also, if we continue to expand our operations, management might not be effective in expanding our physical facilities and our systems, procedures or controls might not be adequate to support such expansion. Our inability to manage our growth could harm our business.
Because competition for highly qualified personnel is intense, we might not be able to attract and retain the employees we need to support our planned growth.
To execute our continuing growth plans, we need to increase the size and maintain the quality of our sales force, software development staff and our professional services organization. To meet our objectives successfully, we must attract and retain highly qualified personnel with specialized skill sets focused on the nonprofit industry. Competition for qualified personnel can be intense, and we might not be successful in attracting and retaining them. The pool of qualified personnel with experience working with or selling to nonprofit organizations is limited overall and specifically in Charleston, South Carolina, where our principal office is located. Our ability to maintain and expand our sales, product development and professional services teams will depend on our ability to recruit, train and retain top quality people with advanced skills who understand sales to, and the specific needs of, nonprofit organizations. For these reasons, we have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications for our business. For example, in mid-2005 our Vice President of Sales left to pursue other opportunities outside Blackbaud. In addition, it takes time for our new sales and services personnel to become productive, particularly with respect to obtaining and supporting major customer accounts. In particular, we plan to continue to increase the number of services personnel to attempt to meet the needs of our customers and potential new customers. In addition to hiring services personnel to meet our needs, we might also engage additional third-party consultants as contractors, which could have a negative impact on our earnings. If we are unable to hire or retain qualified personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity slower than anticipated, it would be more difficult for us to sell our products and services, and we could experience a shortfall in revenue or earnings, and not achieve our planned growth.
Our services revenue produces substantially lower gross margins than our license revenue, and an increase in services revenue relative to license revenue would harm our overall gross margins.
Our services revenue, which includes fees for consulting, implementation, training, data and technical services and analytics, was approximately 33% of our revenue for the three months ended June 30, 2005, 31% of our revenue for 2004, 29% of our revenue for 2003 and approximately 25% of our revenue for 2002. Our services revenue has substantially lower gross margins than our product license revenue. An increase in the percentage of total revenue represented by services revenue would adversely affect our overall gross margins.
Certain of our services are contracted under fixed fee arrangements, which we base on estimates. If our estimated fees are less than our actual costs, our operating results would be adversely affected.
Services revenue as a percentage of total revenue has varied significantly from quarter to quarter due to fluctuations in licensing revenue, economic changes, changes in the average selling prices for our products and services, our customers’ acceptance of our products and our sales force execution. In addition, the volume and profitability of services can depend in large part upon:

•	competitive pricing pressure on the rates that we can charge for our services;

•	the complexity of the customers’ information technology environment and the existence of multiple non-integrated legacy databases;

•	the resources directed by customers to their implementation projects; and

•	the extent to which outside consulting organizations provide services directly to customers.
Any erosion of our margins for our services revenue or any adverse changes in the mix of our license versus service revenue would adversely affect our operating results.
Failure to adapt to technological change and to achieve broad adoption and acceptance of our new products and services could adversely affect our earnings.
If we fail to keep pace with technological change in our industry, such failure would have an adverse effect on our revenue and earnings. We operate in a highly competitive industry characterized by evolving technologies and industry standards, changes in customer requirements and frequent new product introductions and enhancements. During the past several years, many new technological advancements and competing products have entered the marketplace. Our ability to compete effectively and our growth prospects depend upon many factors, including the success of our existing software products and services to address the changing needs of our customers, the timely introduction and success of future software products and services and releases and the ability of our products to perform well with existing and future technologies, including databases, applications, operating systems and other platforms. We have made significant investments in research and development and our growth plans are premised in part on generating substantial revenue from new product introductions. New product introductions involve significant risks. For example, delays in new product introductions, or less-than-anticipated market acceptance of our new products are possible and would have an adverse effect on our revenue and earnings. We cannot be certain that our new products or future enhancements to existing products will meet customer performance needs or expectations when shipped or that they will be free of significant software defects or bugs. If they do not meet customer needs or expectations, for whatever reason, upgrading or enhancing these products could be costly and time consuming. In addition, the selling price of software products tends to decline significantly over the life of the product. If we are unable to offset any reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenue, gross margin and operating results would be adversely affected.

If our products fail to perform properly due to undetected errors or similar problems, our business could suffer.
Complex software such as ours often contains undetected errors or bugs. Such errors are frequently found after introduction of new software or enhancements to existing software. We continually introduce new products and new versions of our products. If we detect any errors before we ship a product, we might have to delay product shipment for an extended period of time while we address the problem. We might not discover software errors that affect our new or current products or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Therefore, it is possible that, despite testing by us, errors may occur in our software. These errors could result in:

•	harm to our reputation;
•	lost sales;
•	delays in commercial release;
•	product liability claims;
•	delays in or loss of market acceptance of our products;
•	license terminations or renegotiations; and
•	unexpected expenses and diversion of resources to remedy errors.
Furthermore, our customers may use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and cause significant customer relations problems.
Our failure to integrate third-party technologies could harm our business.
We intend to continue licensing technologies from third parties, including applications used in our research and development activities and technologies which are integrated into our products. These technologies might not continue to be available to us on commercially reasonable terms or at all. Our inability to obtain any of these licenses could delay product development until equivalent technology can be identified, licensed and integrated. This inability in turn would harm our business and operating results. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our products, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs.
If the security of our software, in particular our hosted Internet solutions products, is breached, our business and reputation could suffer.
Fundamental to the use of our products is the secure collection, storage and transmission of confidential donor and end user information. Third parties may attempt to breach our security or that of our customers and their databases. We might be liable to our customers for any breach in such security, and any breach could harm our customers, our business and our reputation. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results. Also, computers, including those that utilize our software, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We might be required to expend significant capital and other resources to protect further against security breaches or to rectify problems caused by any security breach.
If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers and safeguard confidential donor data, we could be subject to financial liability, our reputation could be harmed and customers may be reluctant to use our products and services.
We rely on third-party and internally-developed encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer credit card and bank account numbers, and protect confidential donor data. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers or protect confidential donor data, our business could suffer.
We currently do not have any issued patents, but we rely upon trademark, copyright, patent and trade secret laws to protect our proprietary rights, which might not provide us with adequate protection.
Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology rights. We might not be successful in protecting our proprietary technology, and our proprietary rights might not provide us with a meaningful competitive advantage. To protect our proprietary technology, we rely on a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure agreements, each of which affords only limited protection. We currently do not have patents issued for any of our proprietary technology and we only recently filed patent applications relating to a number of our products. Moreover, we have no patent protection for The Raiser’s Edge, which is one of our core products. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any patents issued to us may not be timely or broad enough to protect our proprietary rights;

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents; and

•	current and future competitors may independently develop similar technologies, duplicate our products or design around any of our patents.
In addition, the laws of some foreign countries do not protect our proprietary rights in our products to the same extent as do the laws of the United States. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology and information without authorization. Policing unauthorized use of our products is difficult, and litigation could become necessary in the future to enforce our intellectual property rights. Any litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources, and materially harm our business, financial condition and results of operations.

If we do not successfully address the risks inherent in the expansion of our international operations, our business could suffer.
We currently have operations in the United Kingdom, Canada and Australia, and we intend to expand further into international markets. We have limited experience in international operations and may not be able to compete effectively in international markets. In 2004, our international offices generated revenues of approximately $20.9 million, an increase of 95% over 2003 international revenue of $10.7 million, itself an increase of 78% over international revenue of $6.0 million for 2002. In the three months ended June 30, 2005, our international revenue was $5.7 million. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources and may require us to add qualified management in these markets. Our direct sales model requires us to attract, retain and manage qualified sales personnel capable of selling into markets outside the United States. In some cases, our costs of sales might increase if our customers require us to sell through local distributors. If we are unable to grow our international operations in a cost effective and timely manner, our business and operating results could be harmed. Doing business internationally involves additional risks that could harm our operating results, including:

•	difficulties and costs of staffing and managing international operations;
•	differing technology standards;
•	difficulties in collecting accounts receivable and longer collection periods;
•	political and economic instability;
•	fluctuations in currency exchange rates;
•	imposition of currency exchange controls;
•	potentially adverse tax consequences;
•	reduced protection for intellectual property rights in certain countries;
•	dependence on local vendors;
•	protectionist laws and business practices that favor local competition;
•	compliance with multiple conflicting and changing governmental laws and regulations;
•	seasonal reductions in business activity specific to certain markets;
•	longer sales cycles;
•	restrictions on repatriation of earnings;
•	differing labor regulations;
•	restrictive privacy regulations in different countries, particularly in the European Union;
•	restrictions on the export of technologies such as data security and encryption; and
•	import and export restrictions and tariffs.
Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.
We intend to acquire companies, services and technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with important customer contacts or otherwise offer growth opportunities. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services, accounting and personnel;
•	difficulties in supporting and transitioning customers of our acquired companies;
•	diversion of financial and management resources from existing operations;
•	risks of entering new sectors of the nonprofit industry;

•	potential loss of key employees; and
•	inability to generate sufficient revenue to offset acquisition or investment costs.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. In addition, if we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders would be diluted, which, in turn, could affect the market price of our stock. Moreover, we could finance any acquisition with debt, resulting in higher leverage and interest costs. As a result, if we fail to evaluate and execute acquisitions or investments properly, we might not achieve the anticipated benefits of any such acquisition, and we may incur costs in excess of what we anticipate.
Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle.
Litigation regarding intellectual property rights is common in the software industry. We expect that software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our software without incurring liability to third parties, third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our software. Our business, operating results and financial condition could be harmed if any of these events occurred.
In addition, we have agreed, and will likely agree in the future, to indemnify certain of our customers against certain claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers might be required to obtain one or more licenses from third parties. We, or our customers, might be unable to obtain necessary licenses from third parties at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.
If we become subject to product or general liability or errors and omissions claims, they could be time-consuming and costly.
Errors, defects or other performance problems in our software, as well as the negligence or misconduct of our consultants, could result in financial or other damages to our customers. They could seek damages from us for losses associated with these errors, defects or other performance problems. If successful, these claims could have a material adverse effect on our business. Although we possess product liability insurance and errors and omissions insurance, there is no guarantee that our insurance would be enough to cover the full amount of any loss we might suffer. Our license and service agreements typically contain provisions designed to limit our exposure to product liability claims, but existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. A claim brought against us, even if unsuccessful, could be time-consuming and costly to defend and could harm our reputation.

If we were found subject to or in violation of any laws or regulations governing privacy or electronic fund transfers, we could be subject to liability or forced to change our business practices.
It is possible that the payment processing component of our web-based software is subject to various governmental regulations. Pending legislation at the state and federal levels could also restrict further our information gathering and disclosure practices. Existing and potential future privacy laws might limit our ability to develop new products and services that make use of data we gather from various sources. For example, our custom modeling and analytical services, including ProspectPoint and WealthPoint, rely heavily on securing and making use of data we gather from various sources and privacy laws could jeopardize our ability to market and profit from those services. The provisions of these laws and related regulations are complicated, and we do not have extensive experience with these laws and related regulations. Even technical violations of these laws can result in penalties that are assessed for each non-compliant transaction. In addition, we might be subject to the privacy provisions of the Health Insurance Portability and Accountability Act of 1996 and the Gramm-Leach-Bliley Act and related regulations. If we or our customers were found to be subject to and in violation of any of these laws or other privacy laws or regulations, our business would suffer and we and/or our customers would likely have to change our business practices. In addition, these laws and regulations could impose significant costs on us and our customers and make it more difficult for donors to make online donations.
Increasing government regulation could affect our business.
We are subject not only to regulations applicable to businesses generally but also to laws and regulations directly applicable to electronic commerce. Although there are currently few such laws and regulations, state, Federal and foreign governments may adopt laws and regulations applicable to our business. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance. If such a decline occurs, companies may decide in the future not to use our products and services. Any new laws or regulations in the following areas could affect our business:

•	user privacy;

•	the pricing and taxation of goods and services offered over the Internet:

•	the content of websites;

•	copyrights;

•	consumer protection, including the potential application of “do not call” registry requirements on our customers and consumer backlash in general to direct marketing efforts of our customers;

•	the online distribution of specific material or content over the Internet; and

•	the characteristics and quality of products and services offered over the Internet.
Our operations might be affected by the occurrence of a natural disaster or other catastrophic event in Charleston, South Carolina.
We depend on our principal executive offices and other facilities in Charleston, South Carolina for the continued operation of our business. Although we have contingency plans in effect for natural disasters or other catastrophic events, these events, including terrorist attacks and natural disasters such as hurricanes, which historically have struck the Charleston area with some regularity, could disrupt our operations. Even though we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us could have a significant negative impact on our operations.
Outstanding employee stock options subject to variable accounting and recent changes to accounting standards could cause us to record significant compensation expense or benefit and could significantly reduce or increase our GAAP earnings in future periods.
Prior to our initial public offering in July 2004, options to purchase approximately 6.6 million shares under two of our stock option plans were subject to variable accounting treatment. Options to purchase approximately 2.5 million shares continue to be subject to variable accounting treatment and there is volatility in our stock price which could affect operating results. Accordingly, we could record significant compensation expense at the end of future periods, particularly if our stock price increases significantly. For example, we recorded compensation expense attributable to these options of $27.5 million in 2003 and $18.4 million in 2004. We also recorded a compensation expense of $3.3 million in the three months ended June 30, 2005. Stock option compensation expense or benefit could significantly change our GAAP earnings in future periods, which could cause our stock price to be volatile in a way unrelated to our operating results, and, as a result, you could lose some or all of your investment. In addition, on December 16, 2004, the Financial Accounting Standards issued Board Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) will require us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. In addition, the adoption of Statement 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement 123(R) is effective beginning in 2006. We are still evaluating which transition method we will use to comply with Statement 123(R). The adoption of Statement 123(R) could have a material impact on our consolidated results of operations and cash flows.
The requirements of being a public company might strain our resources and distract management.
As a newly public company, we are subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and new Nasdaq rules promulgated in response to the Sarbanes-Oxley Act. These requirements might place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment will require the commitment of significant financial and managerial resources. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we might not be able to do so in a timely fashion.
Risks related to purchasing our shares
We cannot assure you that a market will continue for our common stock or what the market price of our common stock will be.
Before our initial public offering in July 2004, there was no public trading market for our common stock, and we cannot assure you that one will be sustained. If a market is not sustained, it might be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The offering price for our common stock covered by this prospectus will be determined through our selling stockholders’ negotiations with potential purchasers and might not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of the value of our business. In future quarters our operating results might be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock might decline.
The price of our common stock might be volatile.
Our stock price has been volatile and might continue to be, making an investment in our company risky. Between July 26, 2004, when our common stock started trading on the Nasdaq National Market, and August 19, 2005, the price of a share of our common stock varied from $8.30 to $15.22.
In the three years prior to 2003, technology stocks listed on The Nasdaq National Market experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock might fluctuate substantially. The price of the common stock that will prevail in the market might be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and might not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of software and technology companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	the amount of dividends we pay, if any;

•	the amount of stock we purchase under our stock repurchase program, if any;

•	economic conditions and trends in general and in the nonprofit industry;

•	major catastrophic events, including terrorist activities, which could reduce or divert funding to, and technology spending by, our core nonprofit customer base;

•	changes in our pricing policies or the pricing policies of our customers;

•	changes in the estimation of the future size and growth of our market; or

•	departures of key personnel.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we might be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
One of our stockholders holds a greater percentage of our stock than other stockholders and could limit your ability to influence the outcome of key transactions, including a change of control, which could adversely affect the market price of our stock.
As of the date of this prospectus, Hellman & Friedman Capital Partners III, L.P. and its affiliates beneficially owned 41.27% of our common stock, and assuming it sells all of its common stock registered under this prospectus, will beneficially own approximately 20.50% of our common stock. As a result, Hellman & Friedman will have greater control with respect to all matters submitted to our stockholders for approval than other stockholders, including the election and removal of directors and the approval of any merger, consolidation or sales of all or substantially all of our assets. These stockholders might make decisions that are adverse to your interests. In addition, Hellman & Friedman and certain of its transferees will not be governed by Section 203 of the Delaware General Corporation Law. This fact might make it easier for Hellman & Friedman or its transferees to acquire your shares at a lower price than would otherwise be the case. This provision and the concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
Future sales of our common stock might depress our stock price.
As of August 15, 2005, we had 41,813,199 shares of common stock outstanding. The 10,000,000 shares that may be sold by the selling stockholders under this prospectus will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. If these or other stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock might decline. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.
Investors in this offering will experience immediate and substantial dilution.
The public offering price of the common stock registered for resale by the selling stockholders under this prospectus is expected to be considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock offered under this prospectus will pay a price per share that substantially exceeds, on a per share basis, the value of our assets after subtracting liabilities. Investors will suffer additional dilution to the extent outstanding stock options are exercised and to the extent we issue any restricted stock to our employees under our equity incentive plans.
We might need to raise capital, which might not be available.
We will not receive any of the proceeds from the sale of shares by the selling stockholders under this prospectus. Accordingly, the proceeds from any sales by the selling stockholders will not be available to us to pay dividends, repurchase shares of our outstanding common stock under our stock repurchase program, or finance our operations, capital expenditures or investment activities. We might need to raise funds to meet these or other needs, and we might not be able to obtain such financing on favorable terms, if at all. If we need capital and cannot raise it on acceptable terms, we might not be able to:

•	develop enhancements and additional features for our products;

•	develop new products and services;

•	hire, train and retain employees;

•	enhance our infrastructure;

•	respond to competitive pressures or unanticipated requirements;

•	pursue international expansion;

•	pursue acquisition opportunities; or

•	continue to fund our operations.
If any of the foregoing consequences occur, our stock price might fall and you might lose some or all of your investment.
Our certificate of incorporation authorizes our board of directors to issue new series of preferred stock that may have the effect of delaying or preventing a change of control, which could adversely affect the value of your shares.
Our certificate of incorporation provides that our board of directors is authorized to issue from time to time, without further stockholder approval, up to 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways that might delay, defer or prevent a change of control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.
Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.
Our certificate of incorporation and our bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable, including the following:

•	our board of directors is classified into three classes, each of which will serve for staggered three year terms; and

•	we require advance notice for stockholder proposals, including nominations for the election of directors.
In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which can prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock, although our certificate of incorporation excludes Hellman & Friedman Capital Partners III, L.P. and its affiliates and transferees from the application of these anti-takeover provisions. These and other provisions in our certificate of incorporation and our bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
Risks relating to our dividend policy and stock repurchase program
You might not receive any dividends, and the reduction or elimination of dividends might negatively affect the market price of our common stock.
Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. You might not receive any dividends as a result of any of the following factors:

•	we are not obligated to pay dividends;

•	while our dividend policy contemplates the distribution of a portion of the excess cash generated by our business in respect of each of the fiscal quarters in 2005, our board of directors could modify or revoke the policy at any time and for any reason;

•	even if the dividend policy is not modified or revoked, our board of directors could decide to reduce dividends or not to pay any dividends at all, at any time and for any reason;

•	the amount of dividends distributed is subject to state law restrictions;

•	our credit facility limits the amount of dividends we are permitted to pay; and

•	our stockholders have no contractual or other legal right to dividends.
Our dividend policy is based upon our current assessment of the cash needs of our business and the environment in which it operates. That assessment could change due to, among other things, changes in our results of operations, cash requirements, financial condition, contractual restrictions, growth opportunities, acquisitions, competitive or technological developments, provisions of applicable law and other factors that our board of directors might deem relevant. The reduction or elimination of dividends might negatively affect the market price of our common stock.
Our dividend policy and stock repurchase program might limit our ability to pursue growth opportunities.
Our board of directors has adopted a dividend policy and a stock repurchase program which reflects an intention to distribute to our stockholders a portion of the cash generated by our business that exceeds our operating needs and capital expenditures as regular quarterly dividends. In developing the dividend policy and stock repurchase program, we have made assumptions for and judgments about 2005 as to our expected results of operations, anticipated levels of capital expenditures, income taxes and working capital. As a result of any payment made under the dividend policy or any purchases under our stock repurchase program, our ability to finance any material expansion of our business, including through acquisitions or increased capital spending, or to fund our operations might be more limited than if we had retained all of our cash flow from operations.

Payment of dividends or the repurchase of shares of common stock might be restricted under our credit facility
We are subject to certain restrictions on payment of dividends and the repurchase of outstanding shares of common stock under our $30 million credit facility which, if triggered, might result in our modification or elimination of dividends, cancellation of our stock repurchase program or being in default under the credit facility. If we default under our credit facility, we might not have adequate access to capital to run our business or pursue growth opportunities.

Forward-looking statements
This prospectus, including the documents incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential” or the negative of such terms or other similar expressions.
The forward-looking statements reflect our current expectations and views about future events and speak only as of the date the statements were made. The forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results might be materially different from what we expect. We might not update the forward-looking statements, even though our situation might change in the future, unless we have obligations under U.S. federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the forward-looking statements by these cautionary statements.
You should rely only on the information contained in this prospectus, including the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus, including the documents incorporated by reference. Offers to sell, and offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
“Blackbaud” and “The Raiser’s Edge” are registered trademarks of Blackbaud, Inc. This prospectus also includes references to registered service marks and trademarks of other entities.

Use of proceeds
We will not receive any proceeds from the sale of the common stock by the selling stockholders. The selling stockholders will receive all net proceeds from any sales of shares of our common stock under this prospectus.

Selling stockholders
The following table sets forth information regarding the beneficial ownership of our common stock as of August 15, 2005, by each selling stockholder.
Beneficial ownership of a security is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion or any other security. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership shown in the following table is based upon 41,813,199 shares of capital stock outstanding as of August 15, 2005. The number and percentage of shares beneficially owned after the offering in the table below assumes that the selling stockholders sell all shares of common stock registered under this prospectus. The selling stockholders might not sell all or any of these shares.
Unless otherwise indicated, the address for each listed stockholder is: c/o Blackbaud, Inc., 2000 Daniel Island Drive, Charleston, South Carolina 29492-7541. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock. To our knowledge, at the time of the acquisition of the securities being registered under this prospectus the selling stockholders had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities acquired from us.

					Percentage of shares
	Beneficial		Beneficial		beneficially owned
	ownership	Shares	ownership
	prior to	registered	after the		Before the	After the
Name	the offering	to be sold	offering		offering	offering

Hellman & Friedman Capital Partners III, L.P.(1)	15,753,848	7,928,292	7,825,556		37.68%	18.72%
H&F Orchard Partners III, L.P.(1)	1,157,940	582,746	575,194		2.77%	1.38%
H&F International Partners III, L.P.(1)	345,139	173,695	171,444		*	*
Robert J. Sywolski(2)	1,322,362	692,706	—	(4)	3.07%	—
JMI Equity Fund IV, L.P.(3)	763,356	437,371	325,985		1.83%	*
JMI Euro Equity Fund IV, L.P.(3)	243,751	139,659	104,092		*	*
JMI Equity Fund IV (A1), L.P.(3)	60,450	34,636	25,814		*	*
JMI Equity Side Fund, L.P.(3)	30,153	10,895	19,258		*	*

     * Less than 1%

(1)	Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. are referred to as the “H&F Funds”. H&F Investors III is the sole general partner of the H&F Funds. Investment decisions for the H&F Funds with respect to the Blackbaud shares are made by the investment committee of H&F Investors III which is currently composed of Brian Powers, Warren Hellman, Thomas Steyer and Matthew Barger, each of whom disclaims beneficial ownership in the Blackbaud shares except to the extent of his pecuniary interest therein. Membership of the investment committee is subject to change from time to time. The address for each of the H&F Funds is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

(2)	Includes 1,216,312 shares of common stock obtainable upon the exercise of stock options. Does not include shares held by JMI Associates IV, L.L.C., of which Mr. Sywolski is a member.

(3)	JMI Equity Fund IV, L.P., JMI Euro Equity Fund IV, L.P. and JMI Equity Fund IV (A1), L.P. are referred to as the “JMI Funds”. JMI Associates IV, LLC is the sole general partner of the JMI Funds and JMI Side Associates, L.L.C. is the sole general partner of JMI Equity Side Fund, L.P. (“JMI Side Fund”). Investment decisions for the JMI Funds and JMI Side Fund with respect to the Blackbaud shares are made by the investment committees of JMI Associates IV, LLC which is currently composed of Paul V. Barber, Harry S. Gruner, Bradford D. Woloson, Charles E. Noell, III, Peter C. Arrowsmith and Robert Smith, and JMI Side Associates, L.L.C. which is made up of Paul V. Barber, Harry S. Gruner, Bradford D. Woloson and Charles E. Noell, all of whom disclaim beneficial ownership in the Blackbaud shares except to the extent of his pecuniary interest therein. Membership of the investment committee is subject to change from time to time. The address for each of the JMI Funds is 12680 High Bluff Drive, Suite 200, San Diego, California 92130.

(4)	This share number assumes that Mr. Sywolski cancels all of his remaining options to purchase shares of common stock as payment, under a net exercise, for a portion of the exercise price of the options that would be necessary for Mr. Sywolski to exercise in order to sell the shares registered under this prospectus. We will receive no proceeds from the net exercise of these options.

Plan of distribution
We are registering the shares of common stock for resale on behalf of the selling stockholders. As used herein, “selling stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received from a selling stockholder after the date of this prospectus. We will receive no proceeds from any shares of our common stock sold hereunder.
Any selling stockholder may offer any of its securities at various times in one or more of the following transactions (which may include block transactions):

•	in one or more exchanges or over-the-counter market transactions;
•	in private transactions other than exchange or over-the-counter market transactions;
•	through short sales, although neither Blackbaud nor any of the selling stockholders concedes that any such transactions would constitute a sale of the securities for purposes of the Securities Act;

•	through underwriters, brokers or dealers (who may act as agent or principal) who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of securities, for whom they may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriter, dealer or agent might be in excess of customary commissions);

•	in purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this prospectus;
•	directly to one or more purchasers;
•	pursuant to a contract, instruction or plan of sale in compliance with Rule 10b5-1 promulgated under the Exchange Act;
•	through agents;
•	through distribution by a selling stockholder or its successor in interest to its members, partners or shareholders;
•	in negotiated transactions;
•	by pledge to secure debts and other obligations;
•	any other method permitted pursuant to applicable law; or
•	in a combination of any of the foregoing methods.
A selling stockholder also may resell all or a portion of its securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.
A selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with a selling stockholder. A selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or their financial institution of the securities offered hereby, which securities such broker-dealer or their financial institution may resell pursuant to this prospectus as supplemented or amended to reflect such transaction.
In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described below.
A selling stockholder may offer and sell securities other than for cash. In such event, any required details of the transaction will be set forth in a prospectus supplement.
The selling stockholders and any underwriters, dealers or agents that participate in the distribution of securities may be deemed to be underwriters, and any profit on the sale of securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If we are advised that an underwriter has been engaged with respect to the sale of any securities offered hereby, or in the event of any other material change in the plan of distribution, we will cause appropriate amendments to the registration statement of which this prospectus forms a part to be filed with the SEC reflecting such engagement or other change. See “Where You Can Find More Information”.
At the time a particular offer of securities is made, to the extent required, a prospectus supplement will be provided by us and distributed by the relevant selling stockholder which will set forth the aggregate amount and type of the securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discount, commissions or concessions allowed or reallowed or paid to dealers.
The securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at market prices prevailing at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined individually by the selling stockholders or by agreement among two or more of the selling stockholders.
Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of securities may not simultaneously engage in market-making activities with respect to such securities for a period of nine business days prior to the commencement of such distribution and ending upon the completion of such distribution. In addition to and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the securities by the selling stockholders. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees, expenses of compliance with state securities or “blue sky” laws and underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the investor rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related investor rights agreement, or we may be entitled to contribution.
In order to comply with certain states’ securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.
Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
Legal matters
The validity of the issuance of our shares of common stock offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.
Experts
The consolidated financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where you can find more information
We have filed with the SEC a registration statement (file number 333-122122), originally on Form S-1, now amended to be on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the shares of our common stock that might be sold under this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares that might be sold under this prospectus, reference is made to the registration statement and the exhibits attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.
You may read and copy all or any portion of the registration statement or any of our annual, quarterly and current reports, proxy statements or other information that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov.

Incorporation of documents by reference
The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	the annual report on Form 10-K for the year ended December 31, 2004, filed on March 14, 2005;

•	the quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2005, filed on May 13 and August 12, 2005, respectively;

•	the current reports on Form 8-K filed on February 1 and August 11, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed on February 20, 2004, including any amendment or report filed for the purpose of updating such description.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Blackbaud, Inc., Attention: Corporate Secretary, 2000 Daniel Island Drive, Charleston, South Carolina 29492, (843) 216-6200.